Exhibit 99.1

THE COMPANY'S SUBSIDIARY, PLAZA CENTERS N.V., ANNOUNCES
EFFECTIVNESS OF DEBT RESTRUCTURING PLAN

Tel Aviv, Israel, July 21, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today further to the Company’s announcements made on March 27, 2014 and June 26, 2014, that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced that following the Dutch Court (the "Court") approving Plaza's restructuring plan (the “Plan”) on July 9, 2014, Plaza has received confirmation that the decision of the Court has become irrevocable and, as a result, the date of July 18, 2014 is the “Effective Date” as defined in the Plan on which the Plan becomes binding and effective. As a consequence of the confirmation decision becoming final, Plaza's suspension of payment proceedings, which commenced on November 18, 2013, has today come to an end and Plaza has successfully emerged from the reorganization proceedings. Accordingly, the administrator appointed by the Court to manage the affairs of Plaza alongside its existing management is no longer in office and Plaza’s management has resumed full control of the business.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the possibility that Plaza will fail to consummate the Plan as a result of the Dutch Court’s rejection of the Plan or otherwise, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com